ALSTON&BIRD LLP
90 Park Avenue
New York, NY 10016

212-210-9400
Fax:212-210-9444
www.alston.com

Mark F. McElreath	Direct Dial: 212-210-9595	E-mail: mmcelreath@alston.com

November 13, 2007

VIA:  UPS AND EDGAR

Mr. Jeffrey P. Riedler
Ms. Rose Zukin
United States Securities and Exchange Commission
100 F Street, N.E.
Division of Corporation Finance
Mail Stop 6010
Washington, D.C. 20549

Re:	XTL Biopharmaceuticals Ltd. Registration Statement on Form F-3 Filed on October 30, 2007 File No. 333-147024

Dear Ms. Zukin:

At the request and on behalf of our client, XTL Biopharmaceuticals Ltd. (the “Company”), we hereby file, via EDGAR, responses to the Commission’s comment letter dated November 9, 2007, to the Company’s registration statement on Form F-3 (File No. 333-147024) (the “Registration Statement”). These responses have been prepared by the Company with the assistance of its legal counsel. As requested, these responses are keyed to correspond to the Commission’s comment letter. A copy of this letter, a clean copy of the Registration Statement, and a copy of the Registration Statement marked to show changes from the Company’s original filing are being sent to the Commission via overnight mail. The page references in this letter are keyed to the marked version of the Registration Statement submitted in hard copy by overnight mail.

Capitalized terms used in the responses in this letter and not otherwise defined have the meaning set forth in the Registration Statement.

Form F-3

1.	Please provide on your registration statement the signature of your authorized representative in the United States, as required by Form F-3.

Please refer to page II-4 of the Registration Statement, which has been revised in response to your comment.

Atlanta • Charlotte • Dallas • New York • Research Triangle • Washington, D.C.

United States Securities and Exchange Commission

2.	We note that your registration statement seeks to offer securities pursuant to Rule 415. Please furnish in your registration statement the undertakings required by Item 512 of Regulation S-K.

Response:

Please refer to pages II-2 and II-3 of the Registration Statement, which have been revised in response to your comment.

3.
We note your disclosure on page 8 of your registration statement stating, “The Selling Shareholders received ADRs representing our ordinary shares as the result of a private placement of our ordinary shares in November 2007.” November 2007 was subsequent to the filing of your registration statement on October 30, 2007. Pursuant to an oral conversation with your counsel, we further note that the private placement was executed on October 25, 2007. Please clarify in your filing that the private placement of your ordinary shares occurred in October 2007, not November 2007.

Response:

The securities purchase agreement pursuant to which the Selling Shareholders committed to purchase the Company’s ordinary shares was executed on October 25, 2007. The obligation of the Selling Shareholders to purchase the ordinary shares is subject only to ordinary closing conditions, including the effectiveness of the Registration Statement. The ordinary shares will be issued by the Company on the same date that the Registration Statement is declared effective by the Commission. The Company’s ADR facility, administered by The Bank of New York, is a registered ADR facility. Therefore, the Company may not issue ordinary shares until the resale of such ordinary shares has been registered with the Commission to avoid mingling of registered with unregistered ordinary shares in the facility. On the date the Registration Statement is declared effective by the Commission, the Company will deposit ordinary shares with The Bank of New York’s custodian in Israel and instruct The Bank of New York to issue ADRs to the purchasers.

Please refer to pages 7 and 8 of the Registration Statement, which have been revised in response to your comment.

*  *  *

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at the telephone number above.

United States Securities and Exchange Commission

Sincerely,

/s/ Mark F. McElreath
Mark F. McElreath

Cc:	Ron Bentsur, Chief Executive Officer, XTL Biopharmaceuticals Ltd.
Bill Kessler, Director of Finance, XTL Biopharmaceuticals Ltd.
Joseph C. Ventura, Alson & Bird LLP

Enclosures